May 9, 2007

Dear Fellow Shareholder:

On behalf of your Board of Directors, I am pleased to provide you with this summary report on the progress made by Northern Dynasty during the past year. As most of you know I’m sure, much more information is available on our website at www.northerndynastyminerals.com.

2006 has been an exceptional year for Northern Dynasty. Your Company was recognized by the Prospectors and Developers Association with the prestigious Thayer Lindsley International Discovery Award for the Pebble East deposit. The award is presented each year to a team of explorationists making the most significant mineral discovery anywhere in the world. This recognition of the Pebble Project as one of the world’s most important mineral resources was further supported when Rio Tinto plc, through its affiliates, made substantial purchases of Northern Dynasty shares bringing their ownership of the Company up to a 19.79% threshold level.

The Pebble East deposit was discovered by exploration drilling during the last months of 2005. Delineation drilling in 2006 confirmed it to be a high grade porphyry and one of the world’s great metal deposits. In February 2007, the results of an updated resource estimate for Pebble East were announced. Pebble East inferred mineral resources increased 90% to 3.4 billion tonnes grading 0.56% copper, 0.36 g/t gold and 0.036% molybdenum, containing 42.6 billion pounds of copper, 39.6 million ounces of gold and 2.7 billion pounds of molybdenum at a cut-off grade of 0.60% copper-equivalent.1,2,3

The Pebble East resources are, of course, in addition to the 4.1 billion tonnes of near-surface resources in the Pebble West deposit.

Infill and step out drilling is underway at Pebble East in 2007 to test for further expansion to the north and south, and to increase engineering confidence in the resource by moving a significant portion of it into the measured and indicated categories. The discovery of Pebble East has also resulted in the preparation of a new development plan and timelines for the Project. Additional engineering, environmental and socioeconomic studies were undertaken in 2006, and are continuing in 2007, to support an Integrated Development Plan for the Project that will encompass optimum development of the Project’s very extensive mineral resources. Preparations for the mine permitting process are on hold while Northern Dynasty integrates the exceptional Pebble East discovery into the best overall mine plan.

Northern Dynasty has hired leading engineering, environmental and socioeconomic specialists to help evaluate and design the most environmentally sound development option for the Pebble resources. The Company has completed three consecutive years of environmental and socioeconomic baseline data studies. The objective is to provide the comprehensive information necessary to submit, in due course, permit applications for a state-of-the-art, world-class mining operation.

During this process, Northern Dynasty is maintaining an open dialogue with a wide cross section of local residents and other stakeholders to ensure their input is received and incorporated into project planning.

Northern Dynasty continues to focus on maximizing benefits to local communities through local purchase, local hire, workforce training and business development along with community initiatives such as providing local scholarships and search and rescue as required. In each of the last two years, more than

100 local people from over 20 small Bristol Bay communities have been employed by Northern Dynasty. We do thank the people in the region and the people of the Lake and Peninsula Borough, who have maintained an open mind and put out a welcome mat for the many hard-working Northern Dynasty employees who are giving so much of themselves to help make the project a success.

This year your Board decided to adopt a Shareholders Rights Plan. Given the recent changes in the makeup of our shareholder base, the Board believes ratification of the Rights Plan by Shareholders is in the best interests of the Company and strongly urges Shareholders to vote in favour of it. The primary objectives of the Rights Plan are to ensure that all Shareholders of the Company will be treated fairly in connection with any take-over bid for the Company by:

(a)	providing Shareholders with adequate time to properly assess a take-over bid without undue pressure; and

(b)	providing the Board with more time to fully consider an unsolicited take-over bid, and, if applicable, to explore other alternatives to maximize shareholder value.

If you have any questions about the Shareholders Rights Plan or the other proxy materials, please feel free to contact our Investor Services department at 604-684-6365 or toll-free 1-800-667-2114.

The Annual General Meeting is an opportunity to share the details of our plans for the upcoming year and to respond to any questions you may have regarding the Pebble Project. I look forward to seeing as many of you as possible at the upcoming Annual General Meeting to be held on Thursday, June 7, 2007.

Yours sincerely,

Ronald W. Thiessen
President and CEO

1Estimated by the technical staff of Northern Dynasty and audited by independent consultants D.W. Rennie, P.Eng., Scott Wilson Roscoe Postle Associates Inc., February 2007.

2Copper-equivalent calculations use metal prices of US$1.00/lb for copper, US$400/oz for gold and US$6.00/lb for molybdenum. Copper-equivalent has not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper and molybdenum will depend upon the completion of definitive metallurgical testing. CuEQ = Cu% + (Au g/t x 12.86/22.05) + (Mo% x 132.28/22.05) .

3A 0.30% CuEQ cut-off is considered to be comparable to that used for porphyry deposit open pit mining operations in the Americas. For bulk underground mining higher cut-offs, such as 0.60% CuEQ, are typically used. All cut-offs are subject to a feasibility study.